UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM SD

Specialized Disclosure Report

Veeco Instruments Inc.

(Exact name of the registrant as specified in its charter)

Delaware	0-16244	11-2989601
(State of other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

Terminal Drive, Plainview, New York 11803

(Address of principal executive offices)  (Zip code)

Gregory A. Robbins      (516) 677-0200

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934 provides that a company must file this specialized disclosure report if it manufactures, or contracts to manufacture, products for which one or more conflict minerals are necessary to the functionality or production of the company’s products. Rule 13p-1 defines “conflict minerals” as cassiterite, columbite-tantalite (coltan) and wolframite (and their derivatives, tin, tantalum and tungsten), and gold, regardless of the geographic origin of the minerals and whether or not they fund armed conflict.  As specified under Rule 13p-1, Veeco Instruments Inc. conducted in good faith a reasonable country of origin inquiry that we believe was reasonably designed to determine whether any of the necessary conflict minerals contained in our products manufactured in calendar year 2014 originated in the Democratic Republic of the Congo or an adjoining country, or were from recycled or scrap sources. Our Conflict Minerals Report, which discusses this inquiry and other information, is provided as an exhibit to this report and is also publicly available on our website at http://ir.veeco.com/financial-information/sec-filings.

Item 1.02 Exhibit

Our Conflict Minerals Report is attached as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01:             Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of Veeco Instruments Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VEECO INSTRUMENTS INC.

By:	/s/ Gregory A. Robbins	June 1, 2015
Name:	Gregory A. Robbins
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Veeco Instruments Inc.